AB
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11020782



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 68148 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/14/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTG Pactual US Capital Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 57th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dayna Corlito (212) 293-4619
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address), New York (City), NY (State) 10036 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VS
3/30

# OATH OR AFFIRMATION

I, Dayna Corlito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTG Pactual US Capital Corp, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me this 14th day of March, 2011
State of New York)
County of New York)

DANIEL MORSE
NOTARY PUBLIC, State of New York
No. 01MO6060856
Qualified in Queens County
Certificate Filed in New York County
Commission Expires July 2, 2011

Dayna Corlito
Signature

CFO + FinOp
Title

Daniel Morse
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BTG Pactual US Capital Corp.

## Financial Statements and Supplemental Schedules

For the Period from December 14, 2009 (Date of Commencement) through December 31, 2010

## Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

# Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors
BTG Pactual US Capital Corp.

We have audited the accompanying statement of financial condition of BTG Pactual US Capital Corp. (the "Company") as of December 31, 2010, and the related statements of operations, changes in shareholder's equity, and cash flows for the period from December 14, 2009 (date of commencement) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BTG Pactual US Capital Corp. at December 31, 2010, and the results of its operations and its cash flows for the period from December 14, 2009 (date of commencement) through December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young

March 14, 2011

BTG Pactual US Capital Corp.

Statement of Financial Condition

December 31, 2010

*(In Thousands, Except Share Amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 27,422 |
| Due from brokers, clearing organizations and others | | 8,443 |
| Due from affiliates | | 2,412 |
| Other assets | | 1,411 |
| Total assets | $ | 39,688 |
| | | |
| **Liabilities and shareholder's equity** | | |
| Due to brokers, clearing organizations and others | $ | 6,075 |
| Due to affiliates | | 626 |
| Accounts payable and accrued expenses | | 10,943 |
| Deferred compensation | | 4,677 |
| | | 22,321 |
| | | |
| Shareholder's equity: | | |
| Common Stock (2,721,101,000 shares authorized, issued and outstanding, $.01 par value) | | 27,212 |
| Additional paid-in capital | | 10,099 |
| Accumulated losses | | (19,944) |
| Total shareholder's equity | | 17,367 |
| Total liabilities and shareholder's equity | $ | 39,688 |

*See notes to financial statements.*

# BTG Pactual US Capital Corp.

## Statement of Operations

For the Period from December 14, 2009 (Date of Commencement) through December 31, 2010

*(In Thousands)*

| | | |
|---|---|---|
| **Revenues** | | |
| Placement fees | $ | 9,141 |
| Commission income | | 6,849 |
| Income from research services | | 1,406 |
| Referral fees | | 323 |
| Interest income | | 25 |
| Total revenues | | 17,744 |
| **Expenses** | | |
| Compensation and benefits | | 26,443 |
| Clearance and brokerage fees | | 4,128 |
| Communication and market data | | 1,151 |
| Occupancy and equipment | | 1,052 |
| Promotional expenses | | 1,753 |
| Professional fees | | 631 |
| Others | | 51 |
| Total expenses | | 35,209 |
| Net loss before taxes | | (17,465) |
| Income tax expense | | 2,479 |
| Net loss | $ | (19,944) |

*See notes to financial statements.*

BTG Pactual US Capital Corp.

Statement of Changes in Shareholder's Equity

For the Period from December 14, 2009 (Date of Commencement) through December 31, 2010

*(In Thousands, Except Share Amounts)*

| | Common Stock | | Additional | | |
|---|---|---|---|---|---|
| | Shares | Par Value | Paid-in Capital | Accumulated Deficit | Total |
| Contribution from shareholder | 2,721,101,000 | $ 27,212 | $ 10,099 | $ – | $ 37,311 |
| Net loss for the period | – | – | – | (19,944) | (19,944) |
| Balance at December 31, 2010 | 2,721,101,000 | $ 27,212 | $ 10,099 | $ (19,944) | $ 17,367 |

*See notes to financial statements.*

BTG Pactual US Capital Corp.

Statement of Cash Flows

For the Period from December 14, 2009 (Date of Commencement) through December 31, 2010

*(In Thousands)*

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (19,944) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Due from brokers, clearing organizations and others | | (8,443) |
| Due from affiliates | | (2,412) |
| Other assets | | (1,411) |
| Due to affiliates | | 626 |
| Due to brokers, clearing organizations and others | | 6,075 |
| Accounts payable and accrued expenses | | 10,943 |
| Deferred compensation | | 4,677 |
| Net cash used in operating activities | | (9,889) |
| **Cash flows from financing activities** | | |
| Capital contributions from affiliate | | 37,311 |
| Net cash provided by financing activities | | 37,311 |
| Increase in cash and cash equivalents | | 27,422 |
| Cash and cash equivalents, end of period | $ | 27,422 |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid for: | | |
| Foreign taxes | $ | 2,479 |
| Interest | $ | 4 |

*See notes to financial statements.*

*(In Thousands)*

## 1. Organization

BTG Pactual US Capital Corp. (the "Company" or "BTG") was incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker-dealer on December 14, 2009. The Company is a wholly owned subsidiary of BTG Pactual Global Asset Management (the "Parent") which is a wholly owned subsidiary of BTG Investments LP. ("BTGIL"). On January 28, 2010, the Securities Exchange Commission ("SEC") granted an exemption to the Company from filing audited financial statements for the fiscal year ended December 31, 2009. The first Annual Report to be filed by the Company covers the period from December 14, 2009 (date of commencement) through December 31, 2010.

BTG has its main office in New York, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities through Pershing LLC. BTG has foreign affiliates that have contacts in the U.S. with a chaperoning agreement (Rule 15a-6 of the Exchange Act). With respect to non-U.S. securities, the Company uses the services of an affiliated company, Banco BTG Pactual, to clear transactions. BTG also settles securities on a Delivery Versus Payment ("DVP")/Receipt Versus Payment ("RVP") basis in order to provide its customers with more efficient settlement. The settlement of non-U.S. trades on a DVP/RVP basis eliminates an additional step in the transaction process, since a U.S. clearing broker would itself have to utilize the services of a local broker-dealer to assist in settlement, which BTG is able to do itself through the facilities of its affiliates. For this reason, BTG has entered into "Transfer Pricing" arrangements with, in the case of Brazilian securities, its Brazilian affiliates to execute and assist in settlement of trades on behalf of its customers.

Because BTG does not hold customer funds or securities, it is exempt from the requirements of SEC Rule 15c3-3.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies

### Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

Revenues related to customers' securities are recorded on a trade date basis. Placement fees are recognized at the time placement is completed and the income is reasonably determinable. Commissions are recorded on a trade date basis. Referral fee and income from research services are recognized at the time services are rendered and the income is reasonably determinable.

### Cash and Cash Equivalents

Financial instruments, which are readily convertible into cash and have an original maturity date of three months or less at date of acquisition, are considered cash and cash equivalents. The Company's cash and cash equivalents are held in one major financial institution. Cash on deposits with financial institutions may, at times, exceed federal insurance limits.

### Foreign Currencies

The accounts are prepared in U.S. dollars which is the functional currency of the Company. Transactions in currencies other than U.S. dollars are recorded at the rates prevailing at the date of the transactions.

Monetary assets or liabilities denominated in currencies other than U.S. dollars are translated at the rate of exchange ending at the balance sheet date. All gains and losses are included in the statement of operations. For the period ended December 31, 2010, net foreign exchange gains of $55 are included in other expenses.

*(In Thousands)*

## 2. Summary of Significant Accounting Policies (continued)

### Receivables and Payables to Brokers, Clearing Organizations and Others

Due from brokers, clearing organizations and others include amounts receivable for fails to deliver, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. The balance also includes receivables from customers as it relates to customer fails to deliver, and commissions earned.

Due to brokers, dealers and clearing organizations and others include amounts payable for fails to receive and amounts payable to clearing organizations on open transactions. The balance also includes payables to customers as it relates to customer fails to receive.

At December 31, 2010, amounts receivable and payable to brokers, dealers and clearing organizations include:

| | |
|---|---|
| Receivables: | |
| Securities failed to deliver | $ 5,677 |
| Clearing organizations | 2,368 |
| Customer receivable | 398 |
| Total receivables | $ 8,443 |
| | |
| Payables: | |
| Securities failed to receive | $ 6,075 |
| Total payables | $ 6,075 |

### Income Taxes

In accordance with ASC 740, the Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

*(In Thousands)*

**2. Summary of Significant Accounting Policies (continued)**

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Tax positions not deemed to meet a more likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for interest and penalties as a component of income tax expense.

**3. Regulatory Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital.

The Company has elected to use the basic method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA. The Rule requires the Company to maintain a minimum net capital of the greater of $250 or 1/8 of aggregate indebtedness, as defined in the Rule. At December 31, 2010, the Company had net capital of $12,519, which was $9,729 in excess of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 1.78 to 1 as of December 31, 2010.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii), and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

**4. Income Taxes**

The effective tax rate is (14.19)% which differs from the statutory federal income tax rate of 34% primarily due to foreign taxes based on gross income and a valuation allowance.

As of December 31, 2010, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740-10 (formerly known as FIN 48).

*(In Thousands)*

## 4. Income Taxes (continued)

The temporary differences, which give rise to deferred tax balances recorded in the balance sheet at December 31, 2010, were primarily net operating losses, deferred compensation, deferred rent, and depreciation and amortization. At December 31, 2010, the Company had gross deferred tax assets of $8,657. Deferred tax assets at December 31, 2010 were reduced by a valuation allowance of $8,657. The increase in the valuation allowance for the year ended December 31, 2010 primarily relates to the Company's determination that based on the weight of available evidence it is more-likely-than-not that the Company will not be able to fully utilize the federal and state deferred tax assets.

At December 31, 2010, the Company had pretax federal net operating loss carryforwards of $14,791. The pretax federal net operating loss carryforwards expire as follows: $10,172 in 2031 and $4,619 in 2030.

At December 31, 2010, the Company had pretax state net operating loss carryforwards of $12,281. The pretax state net operating loss carryforward expire as follows: $7,662 in 2031 and $4,619 in 2030.

## 5. Concentration of Credit Risk

At December 31, 2010, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, and cash equivalents which are invested in money market funds.

## 6. Deferred Compensation

The Company has entered into deferred compensation plans with various key employees, with a grant date of December 1, 2009 and a vesting date of February 1, 2012. Under the terms of these plans, the employees will be paid a total amount of $9,743 on the vesting date as long as employees continue to be in service on the vesting date. The liability payable at the vesting date has been recognized ratably over the period starting from the grant date through the vesting date.

*(In Thousands)*

## 7. Off-Balance Sheet Risk and Transactions with Customers

ASC 460, *Guarantees*, provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts as of December 31, 2010.

The Company agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, there were no amounts to be indemnified to the clearing broker for these customer accounts.

## 8. Related Party Transactions

The Company enters into certain transactions with affiliates, some of which are subject to service level agreements.

A summary of significant related party transactions are as follows:

| | | |
|---|---|---|
| Placement fees | $ | 6,199 |
| Commission income – Brazilian trades | $ | 5,010 |
| Commission expense – Brazilian trades | $ | 3,757 |
| Referral fees | $ | 323 |

As of December 31, 2010, the Company had a due from affiliates balance of $2,412, which includes $1,323 in placement fee receivables. The balance also includes a receivable from affiliates of $323 for referral fees on commissions calculated for all trades, which passes through the U.S. broker-dealer. For offshore trades, the fee is two basis points of the total cash amount of the trade (principal + interest), independent of whether it is a buy/sell and size of trade. The remaining balance consists of $766, which pertains to commissions earned by the U.S. broker-dealer trading Brazilian stocks. Based on the transfer pricing agreement entered into with its Brazilian affiliate entity, the Company retains 25% of the commissions earned and the Brazilian affiliate retains 75%. In addition, the Company is subject to a 25% withholding tax on the commissions earned.

*(In Thousands)*

**8. Related Party Transactions (continued)**

As of December 31, 2010, the Company had an inter-company payable balance with its affiliate, BTG Pactual US Asset Management Corp., totaling $242. This balance relates to operational expenses incurred by the asset management entity that are reimbursed by the Company. There is an Expense Sharing Agreement between BTG Pactual US Asset Management and the Company for items related to reimbursable expenses incurred by the affiliate in generating business on behalf of the Company.

The Company also has an inter-company payable balance with its affiliate, BTG Pactual Europe LLP, totaling $383. This balance consists of commission revenue trades that have cleared through Pershing LLC on behalf of the Company and are payable to BTG Pactual Europe LLP.

On December 15, 2009, BTGIL had executed a guarantee agreement in favor of and for the benefit of the Company, whereby BTGIL, unconditionally and irrevocably guarantees, the prompt payment of the Company's present or future obligations to its clients, as and when they fall due. The guarantee agreement remains in force until December 15, 2011.

**9. Contingencies**

The Company is not involved in or foresees any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's financial statements.

In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

**10. Subsequent Events**

The Company has evaluated subsequent events through March 14, 2011, the date these financial statements were available to be issued.

# Supplemental Information

# BTG Pactual US Capital Corp.

## Computation of Net Capital Pursuant to Rule 15c3-1
## Under the Securities Exchange Act of 1934

December 31, 2010
*(In Thousands)*

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total shareholder's equity | | $ 17,367 |
| Tentative net capital | | 17,367 |
| | | |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Other assets | $ 1,411 | |
| Receivables from affiliates | 2,412 | |
| Aged fail to deliver | 1,004 | |
| Other deductions and/or charges | 21 | |
| Total deductions and/or charges | | 4,848 |
| Net capital before haircuts and other charges on securities positions | | 12,519 |
| | | |
| Haircuts on securities and other charges | | – |
| | | |
| Net capital | | $ 12,519 |
| | | |
| **Aggregate indebtedness** | | |
| Total liabilities included in the statement of financial condition | | $ 22,321 |
| | | |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (based on 1/8 of aggregate indebtedness) | | $ 2,790 |
| Excess net capital | | $ 9,729 |
| Ratio: aggregate indebtedness to net capital | | 1.78 to 1 |

*This schedule shows the computation of the Net Capital and the required Net Capital of the Company. These differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part II FOCUS amended filing, as supplemented by working sheets submitted on March 14, 2011, are annexed hereto. However, there were no material differences between the Computation of Net Capital included in the Company's unaudited December 31, 2010 Part II FOCUS initial filing submitted on January 26, 2011 and the corresponding schedule included in FOCUS amended filing submitted on March 14, 2011. It is the Company's first year of operations and the minimum net capital required is computed based on 1/8 of aggregate indebtedness, whereas the electronic FOCUS report template computes the required minimum net capital, based on 1/15 of aggregate indebtedness by default. Accordingly, the working sheet was submitted to FINRA computing the minimum net capital required based on 1/8 of the aggregate indebtedness.*

# BTG Pactual US Capital Corp.

## Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 (continued)

December 31, 2010
*(In Thousands)*

| | Original Part II FOCUS Filed January 26, 2011 | Adjustments | Amended Part II FOCUS Filed March 14, 2011 | Adjustments | Per Audited Financial Statements |
|---|---|---|---|---|---|
| **Computation of net capital** | | | | | |
| Total shareholder's equity | $ 18,593 | $ (1,226) | $ 17,367 | | $ 17,367 |
| Deductions and/or charges: | | | | | |
| Non-allowable assets: | | | | | |
| Other assets | 1,971 | (560) | 1,411 | | 1,411 |
| Receivables from affiliates | 2,563 | (151) | 2,412 | | 2,412 |
| Aged fail to deliver | 4,484 | | 4,484 | $ (3,480) (a) | 1,004 |
| Other deductions and /or charges | 21 | | 21 | | 21 |
| Total deductions and/or charges | 9,039 | | 8,328 | | 4,848 |
| Net capital | $ 9,554 | | $ 9,039 | | $ 12,519 |
| **Computation of net capital requirement** | | | | | |
| Minimum capital requirement (1/8 of aggregate indebtedness) | $ 2,726 | | $ 2,790 | | $ 2,790 |
| Excess net capital | $ 6,828 | | $ 6,249 | | $ 9,729 |
| **Computation of aggregate indebtedness** | | | | | |
| Total aggregate indebtedness | $ 21,806 | | $ 22,322 | | $ 22,322 |
| Ratio of aggregate indebtedness to net capital | 2.28 | | 2.47 | | 1.78 |

(a) *The difference is on account of the fact that the Company had computed the charges on the failed trades using 100% of the contract value of aged fail trades, whereas Rule 15c3-1(c)(2)(ix) stipulates lesser percentages (based on the age) for determining the charges on the aged fail trades.*

BTG Pactual US Capital Corp.

Statement Regarding Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2010

During the year, the Company did not effect transactions for anyone defined as a customer under SEC Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

BTG Pactual US Capital Corp.

Statement Regarding Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2010

During the year, the Company did not effect transactions for anyone defined as a customer under SEC Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

BTG Pactual US Capital Corp.
For the Period from December 14, 2009 (Date of Commencement) through December 31, 2010
With Report of Independent Registered Public Accounting Firm
*(Confidential Pursuant to Rule 17a5(e)(3))*

Ernst & Young LLP

ERNST & YOUNG

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

BTG Pactual US Capital Corp.
For the Period from December 14, 2009 (Date of Commencement) through December 31, 2010
With Report of Independent Registered Public Accounting Firm
*(Confidential Pursuant to Rule 17a5(e)(3))*

*This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and report of independent registered public accounting firm on internal control have been separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.*